UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Enzymotec Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)

M4059L101
(CUSIP Number)

Tali Mirsky, Adv.

Global VP Legal Affairs & Corporate Secretary

Frutarom Ltd.,

25 Hashaish St.,

Haifa 2629183, Israel

+97299603800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:
Adam O. Emmerich, Esq. and Edward J. Lee, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

September 18, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons: Frutarom Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions): WC & BK
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization: Israel
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 4,391,049 Ordinary Shares, NIS 0.01 par value per share
	9	Sole dispositive power: 0
	10	Shared dispositive power: 4,391,049 Ordinary Shares, NIS 0.01 par value per share
11	Aggregate amount beneficially owned by each reporting person: 4,391,049 Ordinary Shares, NIS 0.01 par value per share
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) : 19.13% (1)
14	Type of reporting person: CO

(1)	The percentage beneficial ownership expressed herein is based on 22,949,802 ordinary shares of the Issuer outstanding as of June 30, 2017, based on information included in the Issuer’s condensed consolidated unaudited statements of operations and comprehensive income (loss) included in Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on August 16, 2017.

1	Names of reporting persons: Frutarom Industries Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions): WC & BK
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization: Israel
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 4,391,049 Ordinary Shares, NIS 0.01 par value per share
	9	Sole dispositive power: 0
	10	Shared dispositive power: 4,391,049 Ordinary Shares, NIS 0.01 par value per share
11	Aggregate amount beneficially owned by each reporting person: 4,391,049 Ordinary Shares, NIS 0.01 par value per share
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) : 19.13% (1)
14	Type of reporting person: CO

(1)	The percentage beneficial ownership expressed herein is based on 22,949,802 ordinary shares of the Issuer outstanding as of June 30, 2017, based on information included in the Issuer’s condensed consolidated unaudited statements of operations and comprehensive income (loss) included in Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on August 16, 2017.

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the statement on Schedule 13D jointly filed by Frutarom Ltd. (“Frutarom”) and Frutarom Industries Ltd. (“Industries”), both Israeli corporations (Frutarom and Industries are together referred to herein as the “Reporting Persons”), with the United States Securities and Exchange Commission on July 31, 2017, as amended and supplemented by Amendment No. 1 thereto filed August 3, 2017 and Amendment No. 2 thereto filed August 24, 2017 (as amended and supplemented, the “Schedule 13D”) and relates to the ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”) of Enzymotec Ltd., an Israeli corporation (the “Issuer”).

Capitalized terms used in this Amendment No. 3 that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Following the Issuer’s August 28, 2017 letter to Frutarom and conversations held between Frutarom’s President & Chief Executive Officer and both the Issuer’s Chief Executive Officer and Chairman regarding, among other topics, the Issuer’s business and strategic direction and the Issuer’s attitude towards Frutarom and potential future cooperation or transactions, if any, on September 18, 2017, Frutarom sent a letter to the board of directors of the Issuer, a copy of which is attached hereto as Exhibit 99.3 and is incorporated herein by reference. As noted in the letter, there can be no assurance as to the result of the discussions between Frutarom and the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by incorporating the information in Item 4 above by reference in its entirety.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented by adding the following exhibit:

99.3	Letter, dated September 18, 2017.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2017

FRUTAROM LTD.

By:	/s/ Tali Mirsky
Name: Tali Mirsky
Title: Global VP Legal Affairs & Corporate Secretary

FRUTAROM INDUSTRIES LTD.

By:	/s/ Tali Mirsky
Name: Tali Mirsky
Title: Global VP Legal Affairs & Corporate Secretary